Joshua Bunting Work History

Since 2013, Joshua has worked in film production and production management. Here are some of the projects he has worked on:

- **Prism Lake** (producer), 2022
- **The Old Way** (executive producer), 2022
- **The Wave** (producer), 2019
- **My Name is Myeisha** (producer), 2018
- **Cortez** (producer), 2017
- **Fender Bender** (producer), 2016
- **City of Mermaids** (Short) (producer), 2016
- **The Shires: State Lines** (Music Video) (producer), 2015
- **The Blackout** (co-producer), 2014
- **Fender Bender** (production manager), 2016
- **The Blackout** (production manager), 2014
- **The Rambler** (production supervisor), 2013
- **The Weight** (co-principal), 2012-present